

02003640

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UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
MAR 1 1 2002
WASH, D.C.
354
SECTION

SEC FILE NUMBER
8- 50382

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lampost Capital, L. C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7777 Glades Road, Suite 213

(No. and Street)

Boca Raton, FL 33434

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Meade 561-883-0454

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sweeney, Gates & Co.

(Name — *if individual, state last, first, middle name*)

2691 E. Oakland Park Blv., Suite 302, Ft. Lauderdale, FL 33306

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 2 1 2002
P
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Michael Meade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lampost Capital, L. C., as of December 31, XXX2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



Signature

President

Title

Lisa Jo Lanzy
My Commission CC972518
Expires October 03, 2004



Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 1 1 2002
WASH, D.C.
354
SECTION

LAMPOST CAPITAL, L. C.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

LAMPOST CAPITAL, L. C.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS



Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Members and Board of Directors
Lampost Capital, L. C.

We have audited the accompanying statement of financial condition of Lampost Capital, L. C., as of December 31, 2001, and the related statements of income and members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lampost Capital, L. C. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Sweeney, Gates & Co.

February 22, 2002

2691 East Oakland Park Blvd., Suite 302, Fort Lauderdale, FL 33306
Telephone: (954) 565-4080 Facsimile: (954) 565-6010

LAMPOST CAPITAL, L. C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 13,997
Cash deposit with clearing broker	150,000
Due from brokers	530,514
Receivable from related party	15,000
Securities purchased, not yet sold	63,148
Other current assets	6,274
Furniture and equipment, net	24,820
Investment in securities, at cost	3,300
Other assets	3,700
	$ 810,753

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 20,199
Membership distribution payable	290,400
Total liabilities	310,599
Members' equity	500,154
	$ 810,753

The accompanying notes are an integral part of these financial statements.

LAMPOST CAPITAL, L. C.
STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Trading	$ 3,553,452
Commissions	51,420
Management fees	70,000
Interest	19,031
Other	1,184
	3,695,087
Expenses:	
Commissions, salaries and benefits	428,088
Clearing and execution costs	361,106
Other expenses	121,519
Occupancy costs	34,077
Professional fees	22,743
Communications	22,398
Advertising	1,500
Interest expense	506
	991,937
Net income	2,703,150
Member equity at January 1, 2001	442,004
Member draws	(2,645,000)
Member equity at December 31, 2001	$ 500,154

The accompanying notes are an integral part of these financial statements.

LAMPOST CAPITAL, L. C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flow from operating activities:	
Net income	$ 2,703,150
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,598
Increase or decrease in assets and liabilities:	
Increase in due from clearing brokers	(390,399)
Increase in due from related party	(15,000)
Decrease in securities purchased, no yet sold	72,792
Increase in other current assets and other assets	(2,057)
Increase in accounts payable and accrued expenses	4,122
Increase in commissions and brokers payable	290,400
Total adjustments	(35,544)
Total cash provided by operating activities	2,667,606
Cash flow from investing activities:	
Purchase of equipment	(18,487)
Total cash used in investing activities	(18,487)
Cash flow from financing activities:	
Distributions to members	(2,645,000)
Total cash used in financing activities	(2,645,000)
Net increase in cash	4,119
Cash and cash equivalents, beginning of year	9,878
Cash and cash equivalents, end of year	$ 13,997
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 506
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

LAMPOST CAPITAL, L. C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. ORGANIZATION

Lampost Capital, L. C. (the "Company") was incorporated as a limited liability corporation on July 16, 1997, in the state of Florida. The Company is a registered broker dealer with the Securities and Exchange Commission and the National Association of Securities Dealers.

The Company operates an office in Boca Raton, Florida. The Company's sources of revenue are derived from unsolicited brokerage transactions, market making and proprietary trading. The Company is an introducing broker dealer and clears its trades through Bear Stearns Securities Corp. (the "Clearing Broker").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposit with clearing broker - Cash deposit with clearing broker consists of funds on deposit with the Clearing Broker pursuant to a clearing agreement. The agreement requires the Company to maintain a minimum of $150,000 as a clearing deposit based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company will be required to maintain the cash on deposit.

Due from brokers - Due from broker represents commissions and other monies due the Company from the Clearing Broker and another broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual results.

Securities purchased, not yet sold - Securities purchased, not yet sold are recorded at market value with unrealized gains and losses reflected in income currently.

Investment in securities, at cost - Investment in securities represents non-trading warrants purchased as an investment. The securities are valued at cost, which approximates fair value.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts, and any gains or losses are included in operations. Depreciation on furniture and equipment is provided utilizing the straight line method over the estimated useful lives of the related assets, which is estimated at five years.

Securities transactions - Securities transactions, including commissions payable, are recorded on a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes - The Company, with the consent of its members, elected to be taxed as a partnership under the Internal Revenue Code. All taxable income or loss flows through to the members. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company receives management fees from a related party hedge fund, a partnership whose largest partner is the majority member of the Company, and from a related party individual. Management fees recorded from the related party hedge fund and individual during the year ended December 31, 2001 were $70,000, of which $15,000 was recorded as a receivable.

The Company has a minority member who owns two percent (2%) of the Company. The Company has an agreement with the minority member to pay the member a disproportionate share of the profits generated from the trades the member directs to the Company. For the year ended December 31, 2001, the member's distribution was $1,845,600 of which $265,400 was payable on December 31, 2001.

4. FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following at December 31, 2001:

Office equipment	$ 36,021
Less accumulated depreciation	(11,201)
	$ 24,820

Depreciation expense for the twelve months ended December 31, 2001 was $4,598.

5. CONTRACTUAL COMMITMENTS

The Company's clearing agreement with the clearing broker provides for minimum monthly clearing charges of $15,000 and requires the Company to maintain a $150,000 deposit.

The Company leases its office space and the lease expires on August 31, 2002. The monthly base rent at December 31 2001 was $2,709, plus sales tax. Rent expense, including parking fees and sales tax for the year ended December 31, 2001 was $34,077. The Company intends to enter into a new lease agreement for the same offices when its present lease expires.

6. CONCENTRATION OF BUSINESS

One customer, who is also a minority member, accounts for approximately 93% of the trading revenue of the Company.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company purchases and sells securities as principal for its own account and on behalf of its customers. If either the customer or a broker dealer fails to perform, the Company could be required to discharge the obligations of the non-performing party. In these circumstances, the Company could sustain a loss of the market value if the security contract is different from the contract value of the transaction.

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Broker. The Clearing Broker is responsible for the collection of and the payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Broker may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Broker.

8. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness or $100,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2001, the net capital, as computed, was $437,308. Consequently, the Company had excess net capital of $337,308.

At December 31, 2001 the percentage of aggregate indebtedness to net capital was 71% versus an allowable percentage of 1500%.

9. RECONCILIATION OF NET CAPITAL

There was no difference in the net capital computation shown on the Company's December 31, 2001 FOCUS IIA, as amended, and the computation shown on the attached Computation of Net Capital pursuant to SEC Rule 15c3-1.

LAMPOST CAPITAL, L. C.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Total members' equity qualified for net capital	$ 500,154
Deductions:	
Non-allowable assets:	
Accounts receivable	15,000
Other current assets	6,274
Furniture and fixtures, net	24,820
Investment in securities, at cost	3,300
Other	3,700
Total non-allowable assets	53,094
Net capital before haircuts on securities positions	447,060
Haircut on money market funds (2%)	280
Haircut on securities long (15%)	9,472
Total haircuts	9,752
Net capital	437,308
6 2/3% of aggregate indebtedness	20,717
Minimum net capital required	100,000
Minimum net capital requirement (the larger of the above)	100,000
Excess net capital	$ 337,308
Aggregate indebtedness:	$ 310,599
Total aggregated indebtedness included in Statement of Financial Condition	$ 310,599
Percentage of aggregated indebtedness to net capital	71%

Reconciliation:

Net capital on the December 31, 2001 unaudited Focus IIA report, as amended and filed	$ 437,308
Net audit adjustments	-
Net capital, per December 31, 2001 audited report, as filed	$ 437,308

LAMPOST CAPITAL, L. C.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2001

Lampost Capital, L. C. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. Lampost Capital, L. C. is, therefore, exempt from the reserve formula calculations and possession and control computations.



Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Lampost Capital, L. C.

In planning and performing our audit of the financial statements of Lampost Capital, L. C. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2691 East Oakland Park Blvd., Suite 302, Fort Lauderdale, FL 33306
Telephone: (954) 565-4080 Facsimile: (954) 565-6010

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Sweeney, Gates & Co.

February 22, 2002